Philips announces decision to proceed with MedQuist stake sale

Friday, November 02, 2007

Amsterdam, The Netherlands – Royal Philips Electronics (NYSE:PHG, AEX:PHI) will today file an amendment to its Schedule 13D filing with the United States Securities and Exchange Commission (SEC) in which it will announce that a decision has been made to proceed with the sale of its approximate 70% ownership interest in MedQuist Inc. (Pink Sheets: MEDQ.PK) if a satisfactory price and other acceptable terms can be realized. Today’s announcement follows a July 6, 2007 announcement, when Philips indicated it was reviewing all of its options with respect to its ownership interest in MedQuist, following a determination by Philips that it viewed its MedQuist ownership interest as a non-core holding. Today’s announcement also follows an announcement by MedQuist on October 4, 2007 that it had become current in its SEC filings.

The current intention of Philips is to pursue a transaction in which MedQuist’s other shareholders will be offered the same consideration as Philips, subject to any necessary approval of the MedQuist board of directors. Accordingly, Philips intends to coordinate with MedQuist in conducting an auction for such a sale with all interested potential purchasers. However, there can be no full assurance as to either the ultimate structure of any resulting transaction or whether any transaction will occur.

As a consequence of the decision announced today, the net results attributable to Philips’ interest in MedQuist for the full year 2007 will be presented under Discontinued Operations in our Annual Report 2007. Prior-year consolidated financial statements will be restated to conform to this presentation. The decision will result in a loss of approximately EUR 320 million (non-cash and non-tax deductible) to be recognized in the fourth quarter of 2007, and which will be presented under Discontinued Operations. This loss takes into account the cumulative translation differences related to Philips’ USD-denominated investment in MedQuist, which have been accumulated under equity as of the date of acquisition in mid-2000. The recognition of this loss will not affect Philips’ equity.

The amendment to the Schedule 13D filing will become available later today on the SEC’s website at http://www.sec.gov.

For further information, please contact:
Jayson Otke
Philips Corporate Communications
Tel: +31 20 5977215
Email:  jayson.otke@philips.com

Andre Manning
Philips North America Corporate Communications
Tel: +1 646 508 4545
Email: andre.manning@philips.com

About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a global leader in healthcare, lighting and consumer lifestyle, delivering products, services and solutions through the brand promise of “sense and simplicity”. Headquartered in the Netherlands, Philips employs approximately 128,100 employees in more than 60 countries worldwide. With sales of EUR 27 billion in 2006, the company is a market leader in medical diagnostic imaging and patient monitoring systems, energy efficient lighting solutions, personal care and home appliances, as well as consumer electronics. News from Philips is located at www.philips.com/newscenter.

Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.